May 2, 2006

Via Facsimile and U.S. Mail (818) 780-3500

Jeffrey Ornstein
Vice President and CFO and Director
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

      RE: **Superior Industries International, Inc.**
                  File No. 1-6615
                  Form 10-K for the fiscal year ended December 25, 2005

Dear Mr. Ornstein:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within this document. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-KSB: For the Year Ended December 25, 2005

Critical Accounting Policies, Page 22

1. Please expand and enhance disclosures in Critical Accounting Policies to supplement, not duplicate, the description of the accounting policies that are already disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to

apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to FR-72 and FR-60 for guidance.

Item 9A – Controls and Procedures, Page 51

2. We note the identification of several material weaknesses in your internal controls over financial reporting as of December 31, 2005. We recommend providing the following information to allow investors to assess the potential impact of each material weakness and to assist them in differentiating between those material weaknesses that have a pervasive effect on the financial statements and those that do not:
    - When the problem was discovered
    - When the problem began
    - Management's current plans, if any, for remedying the weakness.

    Additionally, it may be appropriate to discuss in MD&A the effects that the material weaknesses and related remediation plans may have on known trends and uncertainties. Consideration should also be given to providing a risk factor.

Note 1: Summary of Significant Accounting Policies, Page 33

3. We note that you are reporting your share of Suoftec's net income for the month of December 2004 as a cumulative effect of accounting change in your Statement of Operations. A change in fiscal year of an equity method investee is not an accounting change as defined by paragraph 2 of SFAS 154. Also in this regard, financial statements filed in accordance with SEC Regulations generally should not include more than twelve months of operations. As it appears that thirteen months have been included in net income as of December 31, 2005, your current presentation should be revised. Please present your share of the net income from Suoftec as an adjustment to retained earnings in your Statement of Shareholders' Equity and Comprehensive Income (Loss).

Note 3: Accounts Receivable, Page 40

4. Please tell us the nature of the value added tax receivables and disclose your policy for recognizing revenue associated with these amounts.

Other

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Theresa Messinese at 202-551-3307, Lyn Shenk at 202-551-3380, or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief